UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)

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Securities Act Rule 802 (Exchange Offer)

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Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)

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Exchange Act Rule 14d-1(c) (Third Party Tender Offer)

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Exchange Act Rule 14e-2(d) (Subject Company Response)

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Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)

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Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

RiT Technologies Ltd.
(Name of Subject Company)
Israel
(Jurisdiction of Subject Company’s Incorporation or Organization)
RiT Technologies Ltd.
(Name of Person(s) Furnishing Form)
Certain Options to Purchase Ordinary Shares, Par Value NIS 0.1 Per Share
(Title of Class of Subject Securities)
M8215N109
(CUSIP Number of Class of Securities)

(Underlying Ordinary Shares)

Maura Rosenfeld

RiT Technologies Ltd.
24 Raoul Wallenberg Street
Tel Aviv, 69719, Israel
Tel:  011-972-3-645-5212

Fax: 011-972-3-647-4115

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

With a copy to:

Mark Selinger

McDermott, Will & Emery
50 Rockefeller Plaza
New York, New York 10020
Tel:  (212) 547-5438

Fax: (212) 547-5444

December 31, 2003

(Date Tender Offer/Rights Offering Commenced)

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NYK 879731-4.009900.0021

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

The following documents are attached to this Form CB:

A.

Offer to Exchange Certain Outstanding Options for New Options

B.

Questions and Answers Regarding the Offer to Exchange Certain Outstanding Options for New Options

C.

RiT Technologies Ltd. 2003 Share Option Plan

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III - CONSENT TO SERVICE OF PROCESS

RiT Technologies Ltd. is furnishing, concurrently with the furnishing of this Form CB, an irrevocable consent and power of attorney on Form F-X in connection with the furnishing of this Form CB.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RiT TECHNOLOGIES LTD.

By:  /s/_Liam Galin________________

Liam Galin

President, Chief Executive Officer

and Director

Date:  December 31, 2003

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ATTACHMENT INDEX

Attachment

Document

A

Offer to Exchange Certain Outstanding Options for New Options

B

Questions and Answers Regarding the Offer to Exchange Certain Outstanding Options for New Options

C

RiT Technologies Ltd. 2003 Share Option Plan

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